Exhibit 3

This Form ATS-N amendment updates the information provided in Exhibit 1 (Schedule A of Form BD of the Broker-Dealer Operator) in response to Part I, Item 8. This amendment also changes the aggregate platform data provided in Exhibits 4 and 5 in response to Part III, Item 26. With regard to Exhibits 4 and 5, for purposes of reference, this redline only shows changes in applicable time periods for certain metrics, the addition of new categories of metrics, and the deletion of stale statistics, relative to the prior versions of Exhibits 4 and 5. We have marked added text in color and underlined; we have marked deleted text in color and strikethrough.

Part I, Item 8.

Schedule A to Liquidnet, Inc. Form BD
BD – Direct Owners / Executive Officers

Are there any indirect owners of the applicant required to be reported on Schedule B? Yes

Ownership Codes:

NA - less than 5%
A - 5% but less than 10%
B - 10% but less than 25%
C - 25% but less than 50%
D - 50% but less than 75%
E - 75% or more

Full Legal Name, DE/FE/I, Title or Status, Date Acquired, Own. Code, Control Person, PR, CRD # (or S.S. No., IRS Tax #, Emp. ID)

Bond, Robert~~Newsome, Dawn Elizabeth~~, I, Chief Executive Officer~~/Director~~, 0~~4~~9/2021, NA, Y, N, 4121948~~2917989~~
Goulet, Stephen Paul, I, Senior Managing Director/General Counsel/Secretary, 04/2021, NA, N, N, 4769810
Pezeu, Christian Jean Michel, I, Chief Financial Officer/Director, 04/2021, NA, Y, N, 5661987
Byrne, John Michael Jr., I Chief Compliance Officer, 05/2021, NA, N, N, 1255284
~~Laible, Robert Karl, I, Chief Operating Officer/Director, 08/2019, NA, Y, N, 1644140~~
Liquidnet Holdings, Inc., DE, Shareholder, 01/2000, E, Y, N, 13-4092641
Min, Angela Lorraine, I, FINOP, 07/2017, NA, N, N, 5230966

Part III, Item 26.


Exhibits 4 and 5


Aggregate platform-wide order flow and execution statistics of the ATS that are not otherwise required disclosures under Rule 605 of Regulation NMS and that the ATS provided to one or more Subscribers as of the end of each calendar quarter. A blank cell in a table means that Liquidnet did not provide that statistic to one or more Subscribers as of the end of the calendar quarter.

General statistics

Statistic	Period	Value
Average execution size in shares	~~Q~~H1 2021	29,000
Average execution size in principal value	~~Q~~H1 2021	$1.8M
Average daily liquidity~~NBBO spread for Negotiation ATS executions – small and mid-cap stocks~~	H1 2021~~FY 2019~~	$41B~~14.94 bps~~
Liquidnet's Top Advertised China ADRs – Average negotiated execution size in shares ~~Average spread savings for Negotiation ATS executions – small and mid-cap stocks~~	6/1/2021 through 8/31/2021 ~~FY 2019~~	57,000~~7.95 bps~~

~~**Negotiation ATS executions broken out by sector**~~

~~Sector~~	~~Period~~	~~Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol~~	~~For symbols executed each day, average percentage of the day's market block volume in that symbol~~	~~Average execution size~~	~~Average spread savings~~
~~APAC ADRs~~	~~Q3 2020~~	~~50%~~		~~34,000~~	~~3.29 cps or 5.54 bps~~
~~Energy~~	~~FY 2019~~	~~57%~~	~~38%~~	~~42,000~~	
~~REITS~~	~~Q1 2020~~	~~58%~~	~~39%~~	~~48,000~~	
~~Financials~~	~~FY 2019~~	~~65%~~	~~47%~~	~~26,000~~	
~~US Healthcare~~	~~Q1 2020~~	~~57%~~	~~43%~~	~~35,000~~	

Negotiation ATS executions broken out by market cap category

Market cap category	Period	Percentage of symbols executed by the Negotiation ATS in a day where the Negotiation ATS executed the 1st or 2nd largest trade of the day in that symbol	For symbols executed each day, average percentage of the day's market block volume in that symbol	Average execution size
Small Cap	FY 2019	81%	62%	30,000
Mid Cap	FY 2019	66%	47%	31,000